PREMIER POWER RENEWABLE ENERGY, INC.
4961 Windplay Drive, Suite 100
El Dorado Hills, CA 95762

October 13, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C., 20549

Re:	Premier Power Renewable Energy, Inc.
Request to Withdraw Registration Statement
Registration No. 333-166362

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Premier Power Renewable Energy, Inc. (the “Company”) hereby respectfully requests the withdrawal of its registration statement on Form S-1, initially filed on April 29, 2010 (the “Registration Statement”).

No securities have been issued or sold under the Registration Statement.  The reason for this withdrawal is that, in light of current market conditions, the Company has decided not to pursue the public offering of its common stock described in the Registration Statement.  The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact the Company’s legal counsel, Jamie H. Kim at Richardson & Patel LLP at (310) 208-1182, if you have any questions.

Thank you for your assistance in this matter.

Very truly yours, PREMIER POWER RENEWABLE ENERGY, INC. /s/ Frank J. Sansone Frank J. Sansone Chief Financial Officer